FLASHFUNDERS

- Sign In
- Join
- Browse Companies
- Raise Capital
- Investors
- FAQ
- Blog



Triumph Wine Group LLC

Approachable Luxury

Amount Raised	Investors	Days Left
$0	0	127

triumphwinegroup.com   Napa, CA   ♡ Follow for updates

Pitch   Team   Fundraising   **Questions**   Comments   ›

Commonly Asked Questions

What is Triumph Wine Group?

Triumph Wine Group ("TWG") is a new company formed to acquire the Triumph Cellars and Calistoga Cellars wine brands. TWG intends to expand these under-marketed brands both nationally and in China.

Why should I invest in Triumph Wine Group?

You will be a member/owner of a Napa Valley winery with investor benefits including wine discounts and invitation to an annual "Owners Celebration". TWG will be positioned to operate as a low cost, high quality producer of mid-priced wine brands made so that the quality exceeds the price point. It has a readily expandable distribution network and a strategy to sell its wines in China, the fasted growing wine market in the world.

What wines does TWG sell? How many cases does it make?

TWG sells three different Cabernet Sauvignons, Sauvignon Blanc, Chardonnay and Zinfandel. The Cabernet Sauvignons include Lake County, Napa Valley and Calistoga designations. We current make about 3,500 cases annually but plan to increase production to as much as 40,000 cases over 5 years.

What is the minimum investment in TWG?

The minimum investment is $1,000. Other investment levels are $2,500 and $5,000. Specific loyalty rewards are associated with each. An investor may invest more in these same increments.

What will be the return on investment in TWG?

ITWG projects that an investment in this offering will provide a 6% annual preferred return and discounts on wine purchases. Additionally, if the company is sold, and additional 1.5% will be paid on the preferred membership investment.

What makes TWG different?

TWG expects to be the first winery in the Napa Valley, to sell membership interests (shares) to small investors via the Title III crowd-funding regulations. As such, investors will be "members". Further, the Company believes its Chinese distribution strategy to be unique and is expected to provide talent and facilities allowing us to keep costs low and meet demand flexibly.

Browse Companies   Investors   Raise Capital   FAQ   Blog   About   Careers   Press   Contact

ADDRESS



15260 Ventura Blvd. Floor 20, Sherman Oaks, CA 91403

(310) 504-3706

contact@flashfunders.com

FOLLOW US

Important Disclosure: FlashFunders.com is developed and maintained by FlashFunders, Inc. FlashFunders, Inc. does not participate in securities offerings in any capacity. Securities offered pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, are conducted through FlashFunders Funding Portal, LLC, a registered Funding Portal and member FINRA. Securities offered pursuant to Regulation A+, Regulation D and Regulation S, promulgated under the Securities Act of 1933, as amended, are conducted through FinTech Clearing, LLC, a registered broker/dealer and member FINRA/SIPC. FinTech Clearing, LLC and FlashFunders Funding Portal, LLC receive compensation for securities related activities and are wholly-owned subsidiaries of FlashFunders, Inc. By viewing and using the FlashFunders.com website, you agree to be bound by our Terms of Use and Privacy Policy. FlashFunders, Inc., FinTech Clearing, LLC and FlashFunders Funding Portal, LLC do not make investment recommendations. Regulation D offerings on FlashFunders.com are only suitable for accredited investors. All company listings on FlashFunders.com are only appropriate for investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold via FlashFunders.com are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders.com tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. No communication through this website should be construed as a recommendation for any securities offering on or off the website. Securities offered on the FlashFunders.com website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders.com website. FlashFunders, Inc., FinTech Clearing, LLC and FlashFunders Funding Portal, LLC do not endorse any of the offering materials posted by issuers on the FlashFunders.com website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders.com website.